UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

BioCancell Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

(CUSIP Number)

Abraham Hochberg
Beck Science Center
8 Hartom St.
Jerusalem, Israel 97775

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Robert Cohen, Esq.
Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166

June 22, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 4	CUSIP No. ______
1	NAME OF REPORTING PERSON Abraham Hochberg
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,141,254
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,141,254
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,171,254
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.91%
12	TYPE OF REPORTING PERSON IN

Page 3 of 4	CUSIP No. ______

Item 1.

Item 1(a) Name of issuer: BioCancell Therapeutics, Inc.

Item 1(b) Address of issuer’s principal executive offices: Beck Science Center, 8 Hartom St, Har Hotzvim, Jerusalem 97775, Israel 972-2-548-6555.

Item 2.

2(a) Name of person filing: Abraham Hochberg

2(b) Address or principal business office or, if none, residence: Beck Science Center, 8 Hartom St, Har Hotzvim, Jerusalem 97775, Israel 972-2-548-6555

2(c) Citizenship: Israel

2(d) Title of class of securities: Common Stock, par value $0.01 per share

2(e) CUSIP No.:

Item 3.

Not applicable.

Item 4. Ownership

Amount beneficially owned: 2,171,254 shares

Percent of class: 13.91%

Number of shares as to which such person has: 2,141,254

Sole power to vote or to direct the vote: 2,141,254

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition of: 2,141,254

Shared power to dispose or to direct the disposition of: 0

Item 5.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Page 4 of 4	CUSIP No. ______

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2009	/s/ Abraham Hochberg
Abraham Hochberg